United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release	1
Signature Page	11

CORPORATE CHARTER OF THE BOARD OF DIRECTORS OF VALE S.A.

The Board of Directors of Vale S.A. (“Vale” or “the Company”), in the exercise of its powers, approved the Corporate Charter of the Board of Directors (“Corporate Charter”), in order to regulate its operation, as well as the relationship between the Board and other governing bodies of the Company, subject to the provisions of Vale’s By-Laws and applicable law, as follows:

SECTION I — MISSION

1.1.                 The mission of the Board of Directors is to protect the assets of the Company and maximize, in the long term, the return on its shareholders’ investment, acting with the highest ethical principles, to maintain the continuity of the Company so that it can transform natural resources into prosperity and sustainable development, in line with Vale’s mission.

SECTION II — COMPOSITION

2.1                    Pursuant to Article 11 of the By-Laws, the Board of Directors, a joint decision- making body, is composed of 12 (twelve) members and their alternates, of which one (1) member and his alternate shall be elected and/or removed, in a separate vote, by all of the Company’s employees, all with a unified management term of two (2) years, and permitting reelection.

2.1.1          At least 20% of the elected members (and their alternates) shall be Independent Directors, pursuant to §6, Article 11 of Vale’s By-Laws.

2.2                    The Chairman and Vice-Chairman of the Board of Directors shall be elected among the Directors at the first meeting of the Board of Directors held after the Shareholders’ Meeting that elects them, given that the same person may not hold the positions of Chairman of the Board and Chief Executive Officer of the Company.

2.3                    In case of impediment or temporary absence, the Directors shall be replaced by their alternates, given that the Chairman of the Board of Directors shall be replaced in accordance with Section VIII of this Corporate Charter.

2.4                    In the occurrence of vacancy in the position of Chairman or Vice-Chairman of the Board of Directors, the Board shall elect their substitutes at the first meeting to be held after the vacancy appears.

2.5                    In the case of vacancy in the position of a Director or his alternate, the substitute may be appointed by the remaining members, and will serve until the next Shareholders’

Meeting to be held. If there is vacancy in the majority of the positions, a Shareholders’ Meeting shall be called to decide on a new election for the vacant positions.

SECTION III — INVESTITURE

3.1                    Prior to the investiture of their respective positions, the members of the Board shall submit the following documents:

(i)                           Copy of their identity card;

(ii)                        Copy of their Individual Taxpayer Number of the Ministry of Finance (Cadastro Nacional de Pessoas Físicas do Ministério da Fazenda, or CPF);

(iii)       Questionnaire for Members of the Board of Directors of Vale, in accordance with applicable law, including the disclosure of the list with the name of the companies in which they hold a position as administrator, member of the Fiscal Council or advisory bodies (including in the voluntary sector); and

(iv)                    Adhesion Instrument of Administrators referred to in the Level 1 Differentiated Practices Rules of Corporate Governance of BM&FBovespa

S.A. - Bolsa de Valores, Mercadorias e Futuros.

3.2.                 Upon delivery of the documents mentioned above, the Directors shall be invested with their respective positions by signing the following documents, which shall be filed at the Company’s headquarters:

(i)                           Instrument of investiture and clearance certificate, drawn up in the Minutes Book of Meetings of the Board of Directors of the Company;

(ii)                        Instrument of Receipt and Commitment to the Vale Code of Ethics and Conduct or, in the case of reelection, to the Annual Renewal Instrument;

(iii)                     Adhesion Instrument to the Vale Securities Trading Policy;

(iv)                    Statement of Consent to the Vale Policy on Related Party Transactions, together with a list of any company(ies) and Close Family Member(s) that constitute a Related Party, under that Policy;

(v)                       Correspondence directed to the Finance and Investor Relations Executive Officer of Vale contemplating the amount of securities issued by Vale and its controlled or controlling companies that are publicly traded companies, which they may own, as well as those owned by their spouses, except if they are separated in fact or judicially, by companions(a), by any dependent included in their annual income tax return and by companies controlled directly or indirectly by such persons; and

(vi)                    Adhesion Instrument to the Vale Corporate Governance Portal Rules of Use.

3.3.                 Notwithstanding the provisions of items 3.1 and 3.2 above, the Directors hereby undertake to sign any other documents necessary for the investiture, in accordance with applicable laws and internal rules of Vale.

SECTION IV — VACANCY

4.1                    A vacancy of the position of member of the Board of Directors may occur due to removal, resignation, disability, death, proven impediment, loss of office or due to other cases provided by law.

4.1.1          In case of vacancy, the Director shall automatically lose his access to the Vale Corporate Governance Portal and must return to Vale any goods or equipment placed at his disposal for the performance of his duties.

4.2                    A member may resign his position by sending correspondence to the Chairman of the Board of Directors, becoming effective, to the Company, upon its receipt, and to third parties, upon the filing of such correspondence in the Registry of Commerce of the State of Rio de Janeiro and its publication, which may be conducted by the resigning party.

SECTION V — DUTIES

5.1                    In general, the Board of Directors shall be responsible for setting the overall direction of business, defining the strategy of the Company and its controlled companies and for monitoring and evaluating the management, exercising the activities under its jurisdiction as established in the applicable law, the By-Laws and the internal rules of the Company.

SECTION VI — RIGHTS AND DUTIES OF THE DIRECTORS

6.1                    Every Director has the following duties, in addition to those provided for in applicable law, the By-Laws, the Code of Ethics and Conduct and in the Policies of the Company:

(i)                           Attend the meetings of the Board of Directors having prepared in advance to discuss and vote on the matters included on the agenda, having examined the documents made available;

(ii)                        Maintain the confidentiality of any information of the Company to which they have access because of their position and demand the same confidential treatment from professionals who provides advice to them, using such information only for the exercise of their duties as Director, under penalty of liability for any act that contributes to its improper disclosure;

(iii)                     Declare, prior to voting, that, for whatever reason, they have a private interest conflicting with the Company as to certain matters referred to the Board, abstaining from discussion and vote;

(iv)                    Refrain from participating directly or indirectly in the management of competitors of Vale and its controlled companies;

(v)                       Refrain from receiving any undue or disproportionate advantage by virtue of their position;

(vi)                    Promote effectiveness and transparency in the interaction of the Board of Directors with the other governing bodies of the Company; and

(vii)                 Refrain from intervening in any business (i) with the Company, its controlled companies and affiliates or members of the same controlling group, (ii) between the Company and its controlled companies and affiliated companies of management and members of the same controlling group and (iii) between the Company with any other company that, with any of the persons mentioned above, is part of the same group, except with the specific prior approval of the Board of Directors.

6.2                    It is expressly forbidden to make any loans, by Vale and/or its controlled companies, in favor of a member of the Board of Directors and/or close family members and/or company in which they have an interest, in accordance with the Policy on Related Party Transactions.

6.3                    The Directors shall have access to all documents and information necessary for the exercise of their duties, except for issues of conflict of interest. Requests for documents and information made by the Directors shall be sent to the Governance Secretary and to the team providing material and administrative support to the Governance Secretary, who shall endeavor that the Board of Directors receive the information requested through the Vale Corporate Governance Portal.

6.3.1          Once a conflict of interest is identified in relation to a particular matter, the member of the Board of Directors involved shall not receive any document or information on the matter and should remove himself, even physically, from the discussions, without neglecting his legal duties.

SECTION VII — DUTIES OF THE CHAIRMAN

7.1                    The Chairman of the Board of Directors, notwithstanding other powers conferred upon him in this Corporate Charter, the By-Laws and applicable law, has the following duties:

(i)                           Set the agenda, convene and preside over the meetings of the Board of Directors, interacting with other interested parties;

a.         If the Chairman does not accept the request of any Director to include matter on the agenda, then he shall state his reasons and submit the request to the Board of Directors;

b.         The matter whose inclusion in the agenda is approved by the affirmative vote of a majority of the members present, should be included in the next regular meeting.

(ii)                        Ensure the effectiveness and performance of the body;

(iii)       Ensure the proper conduct of meetings, the compliance with the agenda and deadlines for submission, encouraging the participation of all Directors present in the discussions of the matters on the agenda;

(iv)                    Prepare and propose to the Board the annual calendar with the dates of the meetings of the Board of Directors and ensure its disclosure to the Executive Board;

(v)                       Coordinate the annual assessment process of the Board of Directors and ensure the proper disclosure of the result of the assessment of the body as a collective;

(vi)                    Not compute the vote cast by a Director nominated by the controlling shareholder in violation of the provisions of the Shareholders’ Agreement;

(vii)                 Ensure compliance with this Corporate Charter.

SECTION VIII — DUTIES OF THE VICE-CHAIRMAN

8.1                     The Vice-Chairman of the Board of Directors is responsible for substituting for the Chairman of the Board in his temporary absence or impediment. In case of the temporary absence or impediment of both, the directors present at the meeting shall nominate the person who shall perform the duties temporarily.

SECTION IX — DUTIES OF THE GOVERNANCE SECRETARY

9.1                     The Board of Directors shall have the support of the Governance Secretariat, whose head shall be appointed and removed pursuant to item XVIII, Article 14 of Vale’s By-Laws. The Governance Secretary shall have the following duties:

(i)                           Assist the Chairman or his substitute in the performance of their duties;

(ii)                        Organize the agenda of the meetings of the Board of Directors;

(iii)       Assist in the preparation of the annual calendar with the dates of Shareholders’ Meetings and meetings of the Board of Directors and the disclosure of the approved calendar;

(iv)                    Arrange for calling meetings, respecting the responsibilities of the decision-making and execution bodies;

(v)                       Assist the Directors in the performance of their duties, endeavoring for them to receive complete and timely information about the items on the meeting’s agenda and ensure the proper operation of the Vale Corporate Governance Portal;

a.                            The minutes of meeting will be sent for review by the Directors up to five (5) business days after it was held, and the Directors shall submit any suggestions and approval, so that the minutes approved may be drawn up in the appropriate book and signed by them at the subsequent meeting.

(vi)                    Provide secretarial assistance in the meetings, prepare the minutes, arrange their record in the appropriate book and, when applicable, issue and disclose statements and certificates of resolutions, conduct its publication and filing;

(vii)                 Be responsible for keeping the minutes of meetings of the Board of Directors and their respective supporting material;

(viii)              Publicize the recommendations and resolutions of the Board of Directors within the applicable departments of the Company and monitor their compliance;

(ix)                    Facilitate the integration of new members of the Board of Directors;

(x)                       Support the Advisory Committees of the Board of Directors in the exercise of their activities;

(xi)                    Ensure that the Company is in line with the best practices of Corporate Governance and propose changes, when applicable;

(xii)                 Support the Company in the preparation and monitoring of governance documents, including corporate charters, in order to ensure that such documents comply with applicable laws and regulations, as well as to ensure their application at all levels of the organization;

(xiii)              Act as the primary contact between the Board of Directors and the Executive Board/employees of the Company to ensure timeliness and fairness in the flow of information and to facilitate the decision-making process;

(xiv)             Support the Board of Directors in the process of assessing its performance.

SECTION X — RULES OF OPERATION

10.1             The Board of Directors shall meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever called by the Chairman or, in his absence, the Vice- Chairman or by any two (2) Directors together.

10.2             The notice will be sent to all members of the Board of Directors, preferably 16 (sixteen) calendar days in advance, subject to the best interests of the Company, through the appropriate tools of the Vale Corporate Governance Portal, including the date, time and place of the meeting and the list of matters to be discussed, instructed with the respective proposal for a resolution and/or other documents necessary for examining the matter.

10.3             The meetings will only be held with the presence of a majority of its members and they will only make decisions by the affirmative vote of a majority of the members present.

10.4             Notwithstanding the formalities of meeting notice set forth above, the meeting shall be valid if attended by all Directors.

10.5             The Board of Directors meetings will be held at the headquarters or in the offices of Vale, and may, exceptionally, be held at a different location, allowing for participation of its members by teleconference, videoconference or by any other means of simultaneous communication to ensure their effective participation and the authenticity of the vote. The Director, in this case, will be considered present at the meeting and his vote valid for all legal purposes.

10.5.1                 On an extraordinary basis, the Board of Directors meetings may take place on a virtual basis, through Vale Corporate Governance Portal, teleconference, or by e-mail. In this event, the minutes of the meeting will be sent for review by the Directors up to five (5) business days after it was held, and the Directors shall submit any suggestions and approval, so that the minutes approved may be drawn up in the appropriate book and signed by them at the subsequent meeting.

10.6             The alternate members of the Board of Directors will not participate in the meetings of the Board with its members. In case of impediment or temporary absence of a member, he must inform his alternate member of the meeting, as well as the Governance Secretary and the team that assists the Governance Secretary so that they may send the alternate director the documents mentioned in item 10.2 above.

10.7             The Chairman of the Board of Directors may, at his own initiative or at the request of any Director, invite Executive Officers, independent auditors, members of the Fiscal Council, Advisory Committees and/or internal and external people to the Company to attend the meetings and provide clarifications or information on the matters before the Board, subject to any issues of conflict of interest and confidentiality.

10.8             The minutes of the meetings shall be drafted clearly, registering the attendance, the presentations made, all the decisions taken and the abstention of votes due to conflict of interest.

10.9             The minutes of the Board of Directors meetings shall be recorded in the Minutes Book of the Meetings of the Board of Directors of Vale, which, after read and approved by the Directors present, shall be signed by as many as sufficient to constitute the majority required for approval of the matters.

SECTION XI — ADVISORY COMMITTEES AND SPECIALIZED COMMITTEES

11.1             The Board of Directors relies on the advisory services of, on a permanent basis, five (5) technical and advisory committees, namely: Personnel Committee, Compliance and Risk Committee, Finance Committee, Audit Committee, Sustainability Committee, whose duties are defined in their respective corporate charters.

11.2             The Board of Directors, whenever it thinks necessary, can create, for advisory purposes, new committees with advisory or technical duties on specific issues, other than those provided for the Advisory Committees mentioned above.

11.3             The operating rules and duties of each advisory committee will be set in the respective corporate charter approved by the Board of Directors.

11.4             The opinions of the committees are not a necessary condition for submitting the matter for examination and resolution of the Board of Directors.

11.5             The members of the Advisory Committees shall have proven experience and technical expertise in relation to the matters that are subject to the respective committee’s responsibility, in accordance with the rules set forth in their respective corporate charters, and shall be subject to the same legal duties and responsibilities as the administrators of the Company.

11.6             The Coordinator of each Advisory Committee will regularly attend the Board of Directors meetings to provide information on the issues under the jurisdiction of said Committee, and to report on the progress of work performed.

SECTION XII — INTERACTION WITH THE EXECUTIVE BOARD

12.1             In order to facilitate and organize communication between the members of the Board of Directors and the Executive Board, questions and requests for information made by the Directors shall be sent to the Governance Secretary and the team providing material and administrative support to the Governance Secretary.

12.2             The Executive Directors, when requested by the Chairman of the Board, shall attend Board meetings to provide information on matters under their responsibility.

SECTION XIII — INTERACTION WITH OTHER GOVERNING BODIES

13.1             The Board of Directors shall meet:

(i)                           at least quarterly with the Fiscal Council, to discuss matters of common interest provided for in the By-Laws and applicable law;

(ii)                        at least twice a year with the party responsible for the Internal Audit of the Company, to monitor Audit Reports, as well as assess the Internal Audit department and the Auditor;

(iii)                     at least twice a year with the party responsible for the Ombudsman of the Company, for follow-up questions involving the Ombudsman Channel and the Vale Code of Ethics and Conduct, as well as to evaluate the Ombudsman department and the head Ombudsman;

(iv)                    at least twice a year with the independent auditors of the Company, to discuss matters of common interest provided for in the By-Laws and applicable law;

(v)                       at least once a year, with the party responsible for the Company’s Governance Secretariat, to monitor and assess the Governance Secretariat department and the Secretary.

SECTION XIV — COMPENSATION

14.1             The Board of Directors shall approve the distribution of annual global compensation of the managers of Vale in the first meeting of the Board of Directors held after the Shareholders’ Meeting of each year.

14.2             In compliance with the provisions of Paragraph 2, Article 15 of the By-Laws of Vale, the Directors will not receive additional compensation for participation in the advisory committees of the Company.

SECTION XV — PERFORMANCE EVALUATION

15.1             The Board of Directors shall conduct a performance assessment annually and the results of the assessment of the body as a collective will be announced to all members of the Board of Directors.

15.1.1  The Board of Directors may rely on the support of the Personnel Committee for review and recommendation of the methodology of performance assessment, including any possible improvements.

15.2             The Chairman of the Board of Directors shall be responsible for coordinating the process of annual assessment and for disclosing their results on the above terms.

15.2.1  The Chairman of the Board of Directors may have the support of an external consultancy in the assessment process.

SECTION XVI — GENERAL PROVISIONS

16.1             Omissions under this Corporate Charter, questions of interpretation and possible amendments of its provisions will be decided in a meeting of the Board of Directors.

16.2             This Corporate Charter shall enter into force on the date of its approval by the members of the Board.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: August 17, 2018		Director of Investor Relations